SCHEDULE 13D

Exhibit 2

Ravenswood Investment Company, L.P. 52 Vanderbilt Avenue New York New York 10017 212-986-4800
January 27, 2004

VIA FACSIMILE AND UPS NEXT DAY AIR

Robert E. Thrailkill
Chairman of the Board of Directors
Bishop Capital Corporation
716 College View Drive
Riverton, WY 82501

Dear Mr. Thrailkill:

The Ravenswood Investment Company, LP (“Ravenswood”) is a holder of 19,716 shares of Common Stock, par value $0.01 per share (the “Common Stock”), of Bishop Capital Corporation (the “Company”).  We have reviewed the Company’s Schedule 14A Amendment No. 2 filed with the Securities and Exchange Commission on December 24, 2003 and the Company’s proposal therein to effect a 1 for 110 reverse stock split (the “Reverse Stock Split”) and subsequently deregister its shares of Common Stock, thereby terminating its reporting obligations under the Securities Exchange Act of 1934, as amended.  The Company intends to offer $0.50 per pre-split share for all fractional shares.  Any shareholders who would hold whole shares following the Reverse Stock Split would be offered no consideration but would remain shareholders in a non-reporting company.

We believe that there is substantial value to the Company, more on a per share basis than is being offered to shareholders being cashed out in the Reverse Stock Split and certainly more than nothing, which is what is being offered to shareholders who are not being cashed out in the Reverse Stock Split.  For example, according to the Company’s Annual Report on Form 10-K for the year ended March 31, 2003, the Company currently owns 25 acres of land in Colorado and Wyoming, which were on the Company’s balance sheet at $727,462.  Yet, in April 2003, one of the Company’s partnerships sold approximately 50,000 square feet (approximately 1.15 acres) for $625,000, or $544,500 per acre.  In addition, the Company is currently marketing through its real estate broker 6.96 acres at the Crossing at Palmer Park at between $9.00-$14.50 per square foot (or $2.7 million to $4.4 million for the entire acreage) and 7.408 acres at Creekside Center at $8.50 to $14.00 per square foot (or $2.6 to $4.4 million for the entire acreage).  Clearly, there is a lot of value in the Company’s holdings that is not reflected on the balance sheet.

SCHEDULE 13D
Exhibit 2	Page 2 of 2 pages

Accordingly, Ravenswood hereby sets forth its willingness to make an all-cash offer to acquire up to all, but not less than all, of the outstanding shares of Common Stock for $1.00 per share.  This offer represents an attractive premium to the amount offered to shareholders who would be entitled to $0.50 per pre-split share, for those who would be cashed out, and nothing for those shareholders who would not be cashed out.  We believe this all-cash offer will provide the Company’s shareholders immediate liquidity and an immediate opportunity to maximize their investment in the Company.  Our proposal, however, would be conditioned upon satisfactory completion of due diligence, obtaining all necessary consents and approvals, including approval of the board of directors and shareholders, waiver of any anti-takeover provisions and certain other customary conditions, including no material adverse change in the Company’s business and confirmation that there are appropriate reserves for all contingent liabilities.  We are prepared to enter into a confidentiality and exclusivity agreement and commence work immediately in order to satisfy the due diligence contingencies.  We are prepared to utilize our available working capital to complete the proposed transaction.

We are hopeful that this letter will result in an amicable and productive dialogue.  Accordingly, we stand ready to discuss with you, the board of directors and members of management any aspect of our proposal so that you will share our confidence and enthusiasm for this transaction.  We believe that this transaction serves the best interests of the Company, its shareholders, management, employees and the broader interested community.

Please contact Robert E. Robotti at (212) 986-4800 or Matthew J. Day, Esq. at (212) 673-0484 to discuss any questions you or the board of directors might have or if you would like further information.

Very truly yours,

The Ravenswood Investment Company, L.P.
By:	/s/ Robotti E. Robotti

Name: Robert E. Robotti
Title: Managing Member of Ravenswood
Management Company, L.L.C., which serves
as the General Partner of The Ravenswood
Investment Company, L.P.